UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

VALASSIS COMMUNICATIONS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

918866104

(CUSIP Number of Class of Securities)

Todd L. Wiseley, Esq.

Valassis Communications, Inc.

19775 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carol Anne Huff, Esq.

R. Henry Kleeman, Esq.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For Immediate Release

Harland Clarke Holdings Corp. to Acquire Valassis for $34.04 per Share in Cash

Combination Will Create Leading Diversified Global Transaction and Marketing Services and Media Delivery Company

San Antonio, Texas and Livonia, Michigan, December 18, 2013 – Harland Clarke Holdings Corp., a leading provider of best-in-class integrated payment solutions and marketing services, and Valassis (NYSE: VCI), a leader in intelligent media delivery, today announced that they have entered into a definitive merger agreement under which Harland Clarke Holdings will acquire Valassis.

Under the terms of the agreement, Harland Clarke Holdings, a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc., will acquire all of the outstanding shares of Valassis for $34.04 per share in cash, representing a transaction value of approximately $1.84 billion. The transaction, which was unanimously approved by both the Valassis and Harland Clarke Holdings Boards of Directors, will be effected through a tender offer by a subsidiary of Harland Clarke Holdings for all of the shares of Valassis, followed by a merger of the acquisition subsidiary with and into Valassis.

The combination of Harland Clarke Holdings Corp. and Valassis will create a leader in the transaction services, media delivery services, consumer and business direct and education solutions industries with approximately $3.3 billion in combined revenues. The combined entity will have deep and tenured customer relationships with the largest financial, consumer products and retail institutions worldwide, offering them a robust portfolio of innovative products and services.

“The acquisition of Valassis is transformational for Harland Clarke Holdings, enabling us to further diversify our portfolio and expand our client base of more than 15,000 client accounts,” said Chuck Dawson, Chief Executive Officer of Harland Clarke Holdings Corp. “We respect Valassis’ proven ability to effectively and intelligently deliver media campaigns for our country’s largest advertisers and marketers. This is a strong complement to Harland Clarke Holdings’ capabilities in managing customer relationships for the world’s largest financial institutions, the most respected big-box retailers, as well as educational and governmental organizations worldwide. This acquisition will leverage each company’s respective best practices and result in significant operating efficiencies to provide even more effective services to our world-class global customer base.”

“After careful analysis and evaluation of a range of strategic and value-enhancing opportunities, our Board of Directors has determined that this transaction is in the best interest of Valassis and our stockholders,” said Alan F. Schultz, Non-Executive Chairman of the Valassis Board of Directors. “The transaction provides Valassis stockholders with a significant and immediate cash premium for their shares.”

Rob Mason, President and Chief Executive Officer of Valassis, said, “Under Harland Clarke Holdings, we expect to create a company that is stronger than our individual businesses, which will allow us to pursue our vision of intelligent media delivery while continuing to strengthen our company’s award-winning culture. Harland Clarke Holdings is the right owner for Valassis and has the expertise and resources to accelerate our continued evolution and innovation that will benefit our associates and Valassis’ more than 15,000 clients.”

Harland Clarke Holdings will finance the acquisition with cash on hand and new borrowings and has received committed financing from Credit Suisse, BofA Merrill Lynch and Citigroup Global Markets Inc. to complete the transaction. Prior to the closing of the transaction, Harland Clarke Holdings Corp. may elect to conduct a tender offer for Valassis’ 6 5/8% Senior Notes due 2021 and may solicit consents from the holders of such notes to waive the requirement of making a change in control offer after the closing of the transaction as otherwise required under the indenture for such notes. However, the acquisition is not conditioned upon the completion of or any minimum acceptance in these transactions relating to the Valassis bonds. To the extent any of the notes are not acquired in such tender offer and the change of control offer requirement is not waived pursuant to a consent solicitation, Valassis will be required, either before or after the closing of the transaction but subject to such closing, to make a change of control offer at 101% of par value (plus accrued and unpaid interest) to the holders of such notes.

Valassis’ Board of Directors has recommended that its stockholders tender their shares in the transaction. The transaction, which is expected to close in the first quarter of 2014 and after Valassis pays the previously announced January 15, 2014 dividend, is subject to the satisfaction of customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the tender of the majority of shares of Valassis stock. Immediately following the closing of the tender offer for the Valassis shares, the acquisition subsidiary will merge with and into Valassis, with any non-tendering holders of Valassis shares receiving the same consideration.

As a result of the tender offer for the Valassis shares and the merger, Valassis will become a privately-held, wholly owned subsidiary of Harland Clarke Holdings and its common stock will cease trading on the NYSE. Until the transaction is complete, both Valassis and Harland Clarke Holdings Corp. will continue to operate as separate companies.

In light of this transaction, Valassis will not provide earnings guidance going forward. Valassis will not issue its previously announced 2014 guidance or host the conference call scheduled for Wednesday, December 18, 2013.

BofA Merrill Lynch is serving as lead financial advisor, The Raine Group is serving as financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Harland Clarke Holdings Corp. Cleary Gottlieb Steen & Hamilton LLP is serving as legal advisor to Harland Clarke Holdings for the financing. J.P. Morgan is serving as financial advisor to Valassis and Kirkland & Ellis LLP and McDermott Will & Emery LLP are serving as legal advisors to Valassis for the transaction. Latham & Watkins LLP is serving as legal advisor to the financing sources for Harland Clarke Holdings on the transaction.

About Harland Clarke Holdings Corp.

Harland Clarke Holdings Corp. provides valued products and services to industries that include financial services, education, government, commercial, healthcare, insurance, telecommunications, utilities, and big-box retail. Reinforcing its position as a leading provider of security printing, digital and print marketing services, high-value and highly customizable transactional printing, business intelligence, security solutions, and retail products, is a customer base that ranges from major corporate brands to individual consumers. Its skills in capturing, managing and delivering data measurement and assessment information, through both print and digital channels, supports decision making and improved outcomes for organizations worldwide. Harland Clarke Holdings Corp. is a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc.

About Valassis

Valassis (NYSE: VCI) is a leader in intelligent media delivery, providing over 15,000 advertisers proven and innovative media solutions to influence consumers wherever they plan, shop, buy and share. By integrating online and offline data combined with powerful insights, Valassis precisely targets its clients’ most valuable shoppers, offering unparalleled reach and scale. Valassis subsidiaries include Brand.net, a Valassis Digital Company, and NCH Marketing Services, Inc. RedPlum® is its consumer brand. Its signature Have You Seen Me?® program delivers hope to missing children and their families. For insights on intelligent media delivery, visit www.valassis.com and follow Valassis on Twitter at @ValassisVCI.

About MacAndrews & Forbes Holdings Inc.

MacAndrews & Forbes is a private diversified holding company with interests in consumer products, transactional and marketing services, defense, education, entertainment, gaming, biotechnology and other industries.

Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Valassis common stock described in this press release has not yet commenced. At the time the planned offer is commenced a wholly-owned subsidiary of Harland Clarke Holdings Corp. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Valassis will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to Valassis security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Forward Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Harland Clarke Holdings Corp. and Valassis operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; the availability of financing on attractive terms or at all; Harland Clarke Holdings Corp.’s ability to successfully integrate Valassis’ operations and employees with Harland Clarke Holdings Corp.’s existing business; the ability to realize anticipated growth, synergies and cost savings; and Valassis’ performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Harland Clarke Holdings Corp.’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013 as well as Valassis’ SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly

Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013. The forward-looking statements made herein speak only as of the date of this release and none of Harland Clarke Holdings Corp., Valassis or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Contacts

Eric Brielmann / Michael Freitag / Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449